Inland Retail Real Estate Trust, Inc.
Sticker Supplement

This Sticker Supplement No. 19 dated January 17, 2001 to our Prospectus dated February 11, 1999 summarizes Supplement No. 19 which updates information in the "Real Property Investments" and "Plan of Distribution" sections of our Prospectus. Supplement No. 19 expands upon, supplements, modifies or supersedes certain information contained in the Prospectus and its Supplements No. 16 dated November 2, 2000, No. 17 dated November 28, 2000, and No. 18 dated December 13, 2000, and must be read in conjunction with our Prospectus and those Supplements. Any word that is capitalized in this Sticker Supplement but not defined has the same meaning as in our Prospectus.

Plan of Distribution

As of January 11, 2001, we had sold 12,926,247 shares resulting in gross proceeds of $128,845,523. Inland Securities Corporation, an affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of January 11, 2001, we have incurred $10,886,563 of commissions and fees payable to Inland Securities Corporation, which will result in our receipt of $117,958,960 of net proceeds from the sale of those 12,926,247 shares. An additional 281,825 shares have been sold pursuant to our Distribution Reinvestment Program as of January 11, 2001, for which we have received additional net proceeds of $2,677,338. As of January 11, 2001, we had repurchased 58,785 shares through our Share Repurchase Program resulting in disbursements totaling $532,000. As a result, our net offering proceeds total approximately $120,104,298 as of January 11, 2001, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program. We also pay an affiliate of our Advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the year ended December 31, 2000 and for the period ending December 31, 1999, we have incurred and paid property management fees of $926,978 and $225,665, respectively. Our Advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly. For the nine months ended September 30, 2000, we had incurred $90,000 of such fees, which we have since paid in full. As of the end of our last fiscal year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the money that we raise in this Offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $1,100,000 are included in the purchase prices we have paid for all our properties purchased through January 11, 2001. As of January 11, 2001, we had invested approximately $87,500,000 in properties that we purchased for an aggregate purchase price of approximately $194,000,000. After expenditures for organization and offering expenses and acquisition expenses and establishing appropriate reserves, as of January 11, 2001, we had net offering proceeds of approximately $28,000,000 available for investment in additional properties.

SUPPLEMENT NO. 19
DATED JANUARY 17, 2001
TO THE PROSPECTUS DATED FEBRUARY 11, 1999
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 19 to you in order to supplement our Prospectus. This Supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our Prospectus. This Supplement No. 19 expands upon, supplements, modifies or supersedes certain information contained in the Prospectus and its Supplements No. 16 dated November 2, 2000, No. 17 dated November 28, 2000, and No. 18 dated December 13, 2000, and must be read in conjunction with our Prospectus and those Supplements. Any word that is capitalized in this Supplement but not defined has the same meaning as in our Prospectus.

Real Property Investments

Acworth Avenue Retail Shopping Center, Acworth, Georgia

 On December 28, 2000, we purchased approximately 2.72 acres of unimproved land situated in front of a new Home Depot store in Acworth, Georgia. We purchased this property with the intention of developing a 16,130 square feet shopping center to be known as Acworth Avenue Retail Shopping Center. The property is located on the south side of U.S. Highway 41, between Acworth Due West Road and Mars Hill Road, in Acworth, Cobb County, Georgia.

We purchased the land from an unaffiliated third party. Our total acquisition cost, including expenses, was approximately $855,000. Our estimated cost of the completed project is $2,450,000 or approximately $152 per square foot of leasable space. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

We purchased this property with our own funds.

We anticipate that Acworth Avenue Retail Shopping Center will be completed in late 2001. The center will be a one-story, multi-tenant, retail building. No leases have been executed at this time. The center will be anchored by a Home Depot store which will not be owned by us.

In evaluating this property as a potential acquisition, we considered a variety of factors including location, demographics, anchor tenants and estimated price per square foot upon completion. We believe that this property is well located with acceptable roadway access. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

The discussion under this section updates information contained in Supplement No. 17 to our Prospectus.

Universal Plaza, Lauderhill, Florida

 This property, which originally consisted of 18.48 acres, is currently being reconfigured and redeveloped by an unaffiliated third party. Approximately 13.68 acres of the original property was sold by the developer to Target Corporation for the construction of a new 184,000 square foot Super Target Store. The balance of the acreage, approximately 4.8 acres is being redeveloped as a shopping center to be known as Universal Plaza, containing 49,749 gross leasable square feet. The site is located on the southwest corner of University Drive and Commercial Boulevard.

Upon completion of the redevelopment, we anticipate purchasing Universal Plaza from the unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $9,000,000, including the amount of the loan to the developer. This amount may increase or decrease as a result of our agreement, as contained in the purchase contract, to adjust the purchase price based upon lease rates achieved if and when certain stores, which were vacant at the time the purchase contract was signed, become leased and the new tenants begin paying rent. Any adjustment is intended to maintain a minimum capitalization rate of 10.0%. This amount may also increase by additional costs which have not yet been finally determined. We expect any of such other additional costs to be insignificant. Our acquisition cost is expected to be approximately $180 per square foot of leasable space.

On December 21, 2000, we funded a loan to the developer in the principal amount of $1,100,000, secured by a second mortgage on the Universal Plaza property. The note bears an interest rate of 10% per annum and matures August 31, 2002. The developer deposited $192,500 to an escrow account for the payment of interest. If the note is not paid within one year of funding, the payment of a fee of $50,000 is required. We obtained personal guaranties from the seller/developer with regards to the obligations of this loan.

Potential Property Acquisitions

We are currently considering acquiring the following properties. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring in the properties, the tenants or in the local economic conditions; and
  our receipt of sufficient net proceeds from this offering to make the acquisitions.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

Lowe's, Warner Robbins, Georgia

 We anticipate purchasing an existing freestanding retail property known as Lowe's located on approximately 24 acres and containing 131,575 gross leasable square feet. The property is located on Watson Boulevard and Carl Wilson Parkway, in Warner Robbins, Georgia.

We anticipate purchasing Lowe's from an unaffiliated third party. Our total acquisition cost, including expenses, is expected to be approximately $9,450,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is approximately $71 per square foot of leasable space.

We intend to purchase this property with our own funds. However we expect to place financing on the property at a later date.

The Lowe's building was completed in 1997. It is a one-story, single-tenant, retail building. As of December 31, 2000, this property was 100% leased by Lowe's (a home improvement retail store).

In evaluating this property as a potential acquisition, we considered a variety of factors including location, demographics, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that this property is well located, has acceptable roadway access, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not anticipate making any significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, we are responsible for any roof, structure and parking lot repairs. Beginning in the eleventh lease year, the tenant would be obligated to pay for parking lot replacements pursuant to the provisions of their lease.

One tenant, Lowe's, leases 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Lowe's	131,575	100	6.92	02/97	03/17
Option (1)			7.61	04/17	03/22
Option (2)			7.61	04/22	03/27
Option (3)			8.37	04/27	03/32
Option (4)			8.37	04/32	03/37
Option (5)			9.21	04/37	03/42
Option (6)			9.21	04/42	03/47

Real estate taxes for 2000 were $76,255.

As of December 31, 2000, all of the 131,575 square feet of this property was leased to Lowe's. The following table provides information relating to that lease:
	ApproximateGLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

Lowe's	131,575	03/17	6/5 yr.	910,000	6.92

In general, Lowe's pays all real estate taxes, insurance and common area maintenance costs.

K Mart, Macon, Georgia

 We anticipate purchasing an existing freestanding retail property known as K Mart located on approximately 18 acres and containing 102,098 gross leasable square feet. The property is located at 1901 Eisenhower Parkway, in Macon, Georgia.

We anticipate purchasing the K Mart from an unaffiliated third party. Our total acquisition cost, including expenses, will be approximately $9,050,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is approximately $88 per square foot of leasable space.

We intend to purchase this property with our own funds. However we expect to place financing on the property at a later date.

This K Mart location was completed in 1999. It is a one-story, single-tenant, retail building. As of December 31, 2000, this property was 100% leased by K Mart (a discount department store).

In evaluating this property as a potential acquisition, we considered a variety of factors including location, demographics, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that this property is well located, has acceptable roadway access, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not anticipate making any significant repairs and improvements to this property over the next few years. The tenant is responsible for any roof, structure and parking lot repairs.

One tenant, K Mart, leases 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

K Mart	102,098	100	8.89	10/99	01/24

There are 10 successive five-year lease options. There are no increases in the rent during the option periods.

Real estate taxes for 2000 were $77,197.

As of December 31, 2000, all of the 102,098 square feet of this property was leased to K Mart. The following table provides information relating to that lease:
	ApproximateGLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

K Mart	102,098	01/24	10/5 yr.	907,350	8.89

In general, K Mart pays all real estate taxes, insurance and common area maintenance costs.

Plan of Distribution

Update

As of January 11, 2001, we had sold 12,926,247 shares resulting in gross proceeds of $128,845,523. Inland Securities Corporation, an affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of January 11, 2001, we have incurred $10,886,563 of commissions and fees payable to Inland Securities Corporation, which will result in our receipt of $117,958,960 of net proceeds from the sale of those 12,926,247 shares. An additional 281,825 shares have been sold pursuant to our Distribution Reinvestment Program as of January 11, 2001, for which we have received additional net proceeds of $2,677,338. As of January 11, 2001, we had repurchased 58,785 shares through our Share Repurchase Program resulting in disbursements totaling $532,000. As a result, our net offering proceeds total approximately $120,104,298 as of January 11, 2001, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program. We also pay an affiliate of our Advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the year ended December 31, 2000 and for the period ending December 31, 1999, we have incurred and paid property management fees of $926,978 and $225,665, respectively. Our Advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly. For the nine months ended September 30, 2000, we had incurred $90,000 of such fees, which we have since paid in full. As of the end of our last fiscal year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the money that we raise in this Offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $1,100,000 are included in the purchase prices we have paid for all our properties purchased through January 11, 2001. As of January 11, 2001, we had invested approximately $87,500,000 in properties that we purchased for an aggregate purchase price of approximately $194,000,000. After expenditures for organization and offering expenses and acquisition expenses and establishing appropriate reserves, as of January 11, 2001, we had net offering proceeds of approximately $28,000,000 available for investment in additional properties.